Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Organigram Holdings Inc. (the “Company”)
35 English Drive
Moncton, NB E1E 3X3

Item 2.	Date of Material Change

September 15, 2017

Item 3.	News Release

The news release reporting the Material Change described in this report was issued in Moncton, New Brunswick on September 15, 2017.

The news release was distributed through Marketwired and filed with the TSX Venture Exchange and each of the relevant Canadian securities regulatory authorities via SEDAR. The news release is attached hereto as Schedule “A” and incorporated by reference herein.

Item 4.	Summary of Material Change

The Company announces that it has entered into a MOU with a newly formed Crown corporation (the “Provincial Authority”) of the Province of New Brunswick for the supply of marijuana for customers of the adult-use recreational marijuana market upon the implementation of the governing legislation. The Company guarantees a supply of a minimum of 5 million grams per annum to the Provincial Authority; the arrangement has an estimated retail value of $40 million to $60 million per annum.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule  “A” for the news release.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

Michael Tripp
Chief Legal Officer
(506) 804-2552

Item 9.	Date of Report

September 25, 2017

Schedule “A”

FOR IMMEDIATE RELEASE

Organigram becomes one of the first licensed producers to sign MOU with provincial authority responsible for the distribution of cannabis to the adult recreational market

Moncton company will allocate approximately 25 per cent of anticipated production to support the adult recreational market in New Brunswick

HIGHLIGHTS

•	Organigram selected to supply adult-use recreational cannabis to New Brunswick market

•	Organigram agrees to supply a minimum of 5 million grams per year

•	The agreement is estimated to have at least a retail value of between $40 million to $60 million per year

•	Agreement reinforces progressive leadership of New Brunswick within Canadian market, emphasizes province’s commitment to New Brunswick-based businesses

MONCTON, NEW BRUNSWICK – (Marketwired – September 14, 2017) - Organigram Holdings Inc. (TSX VENTURE:OGI)(OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that it has entered into a memorandum of understanding (“MOU”) with the New Brunswick provincial authority for the distribution of marijuana to the adult-use recreational market.

Through the MOU, New Brunswick secures a supply of at least 5 million grams of recreational marijuana per year from Organigram.

The MOU, one of the first in Canada, is the result of positive, productive and ongoing consultation between the Government of New Brunswick and the Company.

“We are excited to enter into this MOU with the Province. The Government of New Brunswick has established itself as a leader in the developing marijuana industry, working to ensure that the industry develops in a responsible and effective manner. New Brunswick’s stewardship on this file has been recognized throughout Canada and we are proud to work closely and support them as a strategic partner,” says Greg Engel, Organigram’s Chief Executive Officer.

The supply arrangement outlined in the MOU supports the financial viability and success of Organigram as a leading licensed producer in Canada.

“We applaud the New Brunswick government’s efforts to foster an innovative, forward-thinking economic climate that supports cannabis as a driver of growth for New Brunswick-based businesses,” adds Mr. Engel.

Both Organigram and the Government of New Brunswick are committed to the safe and responsible implementation of the upcoming federal legislation regarding access to adult-use recreational marijuana. As a result, as part of the MOU, Organigram will also contribute to social responsibility programs that will provide ongoing education, helping ensure public safety remains a priority.

“As we move forward under this agreement, we have the opportunity not only to help build a strong and successful cannabis market within the province and beyond, but to also reinforce our company’s commitment to safety and education” says Ray Gracewood, Chief Commercial Officer, Organigram. “The safety of those in our community is of the utmost importance, and we are proud to support programs that will continue to educate the public on cannabis and all of its forms”.

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Greg Engel	Ray Gracewood
Chief Executive Officer	Chief Commercial Officer
gengel@organigram.ca	rgracewood@organigram.ca
Phone: (416) 435-8091